U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              MCKESSON CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[CTW INVESTMENT GROUP posted the following Tweet on July 15, 2013, which included a link to the report that follows.]

ISS supports Board Change at #McKesson http://ow.ly/mZlYF  $MCK #corpgov

BUSINESS
July 14, 2013, 7:30 p.m. ET

PROXY FIRM URGES VOTE AGAINST 4 MCKESSON DIRECTORS
ISS RECOMMENDATION EXCLUDES CHAIRMAN AND CEO HAMMERGREN

Proxy Firm Urges Vote Against 4 McKesson Directors
By GEORGE STAHL

A prominent proxy adviser said McKesson Corp. MCK -0.12% shareholders should vote against four directors because of the drug distributor's persistent problems in addressing shareholders' concerns on executive pay, but it excluded Chairman and Chief Executive John H. Hammergren.

(PHOTO of McKesson's John H. Hammergren)

"While adverse vote recommendations are not warranted for CEO Hammergren," Institutional Shareholder Services said, "the board would benefit from an independent chairman."

McKesson, which mostly distributes drugs but also sells medical technology, has come under fire for what a prominent shareholder has called "one of the most exorbitant CEO pay practices" among companies in the Standard & Poor's 500-stock index.

The shareholder, CtW Investment Group, has said it is opposing the re-election of McKesson's chairman and two other directors, Alton F. Irby III and Jane E. Shaw, who respectively head the board's compensation and governance committees.

ISS, in its recommendation, said shareholders should vote against Mr. Irby and the other three members of the compensation committee - Edward A. Mueller, M. Christine Jacobs and David M. Lawrence - for failing to fully address persistent compensation issues. However, the firm didn't recommend removing Ms. Shaw.

"Shaw is expected to retire in a year, making room for new director talent," ISS wrote. "Further, it does not appear that the Audit Committee, and Shaw by extension, significantly failed in their oversight role with respect to the regulatory issues raised by CtW."

As for Mr. Hammergren, ISS said a no-vote isn't warranted because the company has agreed to name a lead independent director, which should address some shareholder concerns. "Further, CtW's assertion that Hammergren has a philosophy that directors should be deferent to CEOs is conjecture, and not a supportable argument based on the current evidence," ISS said.

Still, "McKesson's board would undoubtedly benefit from an independent chairman," ISS said. A McKesson representative wasn't available to comment on the ISS report. In the past, the company has argued that its market value has tripled to more than $25 billion in the 14 years since Mr. Hammergren became CEO, and a "track record of creating sustained shareholder value is the best test of our corporate governance."

The opinion from ISS could make McKesson's annual meeting, scheduled for July 31, even more contentious. Last year, shareholders of San Francisco-based McKesson approved a nonbinding vote to split the roles of chairman and CEO. The board instead decided to name a lead independent director.

In opposing the re-election of Mr. Irby, the longtime chairman of McKesson's compensation committee, CtW has cited research from pay consultant Equilar Inc. that Mr. Hammergren's three-year "realizable pay" was four times the median among his peers, and mentioned the CEO's "unmatched" $159 million pension benefit.

CtW, an arm of the labor federation Change to Win, advises union pension funds that collectively have more than $250 billion in assets. The group says the funds own a total of 1.4 million McKesson shares out of 228.5 million shares outstanding.

Many big investment firms make their own voting decisions on corporate policies, and are unlikely to be swayed by proxy advisers. Other shareholders also sometimes ignore their advice. This year, shareholders overwhelmingly rejected a proposal to strip J.P. Morgan Chase JPM +0.81% & Co. CEO James Dimon of his chairman role, even though ISS had endorsed the proposal.

- Mark Maremont contributed to this report.
Write to George Stahl at george.stahl@dowjones.com

A version of this article appeared July 15, 2013, on page B3 in the U.S. edition of The Wall Street Journal, with the headline: Proxy Firm Targets Four at McKesson.

[CTW INVESTMENT GROUP posted the following tweet on July 17, 2013, which included a link to the report that follows.]

Glass Lewis, second major proxy firm, to oppose # McKesson directors over CEO #Hammergren pay http://ow.ly/n3uNE #corpgov #Irby #Shaw

GLASS LEWIS RECOMMENDS AGAINST RE-ELECTION OF 2 MCKESSON DIRECTORS

July 16 | Tue Jul 16, 2013 6:00pm EDT
(Reuters) - Glass Lewis on Tuesday became the second major proxy advisory firm to recommend that McKesson Corp shareholders vote against the re-election of some of its directors, citing inadequate response to shareholder proposals and poor executive compensation practices.

The recommendation against voting for two directors comes days after Institutional Shareholder Services (ISS) urged shareholders of the U.S. drug wholesaler to not re-elect four directors at the company's July 31 annual meeting due to concerns about executive compensation.

The concerns relating to $158 million in lump-sum pension payable to McKesson Chief Executive John Hammergren were first raised by the CtW Investment Group, which advises pension funds of the Change to Win labor union.

"Given the extraordinary size of (Hammergren's) benefit, we believe shareholders should question whether the potential costs represent an appropriate use of the company's capital," Glass Lewis said.

The firm said the long tenure of over half of the McKesson board's independent directors and the limited change of leadership may not be in shareholders' best interests.

It recommended that shareholders not vote for Alton Irby and Jane Shaw, both independent directors - who were also singled out by CtW Investment Group in its July 1 letter.

On Sunday, ISS urged shareholders to vote against re-election of Irby, and compensation committee members Edward Mueller, Christine Jacobs and David Lawrence.

Glass Lewis did not recommend the removal of Jacobs, Lawrence and Mueller.

McKesson shares closed 1 percent down at $118.30 on the New York Stock Exchange on Tuesday.

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